UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026
Commission file number: 001-38203
Mynd.ai, Inc.

(Exact name of Registrant as specified in its charter)
Not applicable

(Translation of Registrant’s name into English)

Maples Corporate Services Limited,
PO Box 309,
Ugland House,
Grand Cayman KY1-1104
Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Yes Form 40-F ☐ No

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
On November 6, 2026, Mynd.ai, Inc. (“Mynd” or the “Company”) announced that it will change the ratio of its American Depositary Shares (“ADSs”) to its ordinary shares from one ADS representing ten (10) ordinary shares to one ADS representing seventy-five (75) ordinary shares. For the Company’s ADS holders, the change in the ADS ratio will have the same effect as a one-for-7.5 reverse ADS split.
The ADS ratio change is expected to become effective on or about December 7, 2026 (U.S. Eastern Time), subject to completion of the applicable procedures with the Company’s depositary, Citibank, N.A. (the “Depositary”), and other relevant parties. The ADSs will continue to trade on the NYSE American under the symbol “MYND,” with a new CUSIP number of 628988206. The ordinary shares of the Company will not be affected by the change in the ADS ratio, and no ordinary shares will be issued or cancelled in connection with it.
The exchange of every seven and one-half (7.5) then-held ADSs for one new ADS is expected to occur automatically on the effective date, with the then-held ADSs being cancelled and new ADSs issued by the Depositary. Fractional new ADSs will not be issued in connection with the change in the ADS ratio. Instead, fractional entitlements to new ADSs will be aggregated and sold by the Depositary, and the net cash proceeds from the sale, after deduction of applicable fees, taxes and expenses, will be distributed to the applicable ADS holders in accordance with the terms of the deposit agreement.
On November 6, 2026, the Company issued a press release regarding the ADS ratio change, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
Incorporation by Reference
This Report on Form 6-K, including Exhibit 99.1 hereto, is incorporated by reference into the Company’s registration statements (i) on Form S-8 (Registration Numbers: 333-278480 and 333-296977) and (ii) on Form F-3 (Registration Number: 333-280853), each as filed with the U.S. Securities and Exchange Commission and shall be a part thereof from the date on which this Report on Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.
Forward-Looking Statements
Certain statements made in this Form 6-K are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “plan,” “will,” “believe,” “anticipate,” “doubt,” “expect,” “intend,” and similar terms and phrases are used in this Form 6-K to identify forward-looking statements. Actual results may differ materially from the results anticipated by the Company’s forward-looking statements due to certain risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s filings with the Securities and Exchange Commission. Given these risks, uncertainties, and other factors, you should not place undue reliance on these forward-looking statements, and the Company assumes no obligation to update these forward-looking statements, even if new information becomes available in the future.
EXHIBIT INDEX

Exhibit No	Description
99.1	Press Release dated November 6, 2026

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mynd.ai, Inc.

	By:	/s/ Bin Shen
	Name:	Bin Shen
Date: November 6, 2026	Title:	Chief Executive Officer & Interim Chief Financial Officer